

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2014

Via E-mail
Mr. Jinshan Dai
President, Treasurer and Secretary
Adamas Ventures, Inc.
Room 1403, No. 408 Jie Fang Zhong Road
Guangzhou, Guangdong
PR China, 510030

> **Re: Adamas Ventures, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 6, 2014**
> **File No. 333-194492**

Dear Mr. Dai:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 5

1. We note your response to comment 2 in our letter dated April 8, 2014. Please revise this section to also disclose, if true, that you: currently have no baby products; you intend to purchase baby products from manufacturers in China and ship them to Central and South America; you intend to sell the products through distributors; and you have not yet identified any manufacturers, distributors or shipping companies or negotiated any arrangements for such services.

2. Please revise here or where appropriate to clarify how your business plan, if implemented, would differ from serving as a foreign sales agent for one or more domestic Chinese manufacturers.

3.   We note your response to comment 3 in our letter dated April 8, 2014 and your disclosure on page 3 that you "have prepared a business plan, but have not yet commenced [your] proposed business operations and will not do so until [you] have completed this offering." Since it appears that you have not engaged in any operating activities, please remove your reference on page 5 to "limited operating activities" and your references throughout the prospectus to "limited operating history," which suggest that you have commenced some operating activities.

4.   We note the statement on page 5 that you expect your operations "to begin to generate revenues during months 6-12." The revised disclosure in the fourth paragraph on page 17 includes a timeline that appears to assume revenues beginning well after months 6-12. Please revise to reconcile the apparent inconsistency.

Use of Proceeds, page 11

5.   We note your disclosure that initial growth may be "based solely on loans from Mr. Dai." We also note your disclosure here and on page 16 that if you sell 25% or less of the offering, the company will "supplement any cash shortage with a loan from Mr. Dai or any other qualified lender." In each instance, please revise to clarify whether Mr. Dai has agreed to loan the company funds for that purpose.

6.   We reissue comment 6 in our letter dated April 8, 2014. Please revise to include a column for 25% of proceeds. In this regard, we note the statement that the company is "confident that it will sell at least 30% of the offering." As there is no minimum for your best efforts offering, please remove this statement or clarify the reasonable basis for the belief. We may have further comment.

7.   Please revise the table to address costs associated with third-party manufacturers and shipping, which appear to represent significant expenses to "implement [y]our business plan" and recognize revenues. Similarly, please revise Plan of Operations beginning on page 15 to address estimated manufacturing and shipping activities and costs necessary to implement your "full business plan."

Estimated Expenses for the Next Twelve-Month Period, page 16

8.   Please reformat the tabular disclosure on page 16 such that the figures provided are aligned with the appropriate category of expenses.

Description of Business, page 17

9.   We note your response to comment 15 in our letter dated April 8, 2014 and the revised disclosure in this section including the statement that you believe you will be "successful in selling high quality products at reasonable prices because manufacturers in Panama sell their products through a network of specialized intermediary distribution companies

rather than themselves." Please clarify how manufacturers selling products through specialized intermediary distribution companies in Panama relates to your success in selling baby products in Central and South America.

Government Regulation, page 18

10.   We note your response to comment 18 in our letter dated April 8, 2014. Please also identify and summarize any material regulations applicable to the company when buying and selling baby products manufactured in China, including any regulations related to importing baby products.

Report of Independent Registered Public Accountant, page F-1

11.   In their audit report, your auditor makes reference to the report of other auditors in various places. In the second paragraph of the audit report, which is not fully viewable in EDGAR, your auditors also indicate that other auditors audited the financial statements for the period ended January 31, 2013. Please tell us how it was possible to audit a period preceding your inception date of January 31, 2014. If the references to the report of other auditors were in error, please make arrangements with your auditor to revise their report to remove them. Otherwise, please (a) revise your disclosures throughout the filing to state your correct inception date; (b) include financial statements as of and for the period ended January 31, 2013; and (c) make arrangements with the other auditor for them to include their audit report in the filing, along with a consent.

12.   We note the revisions to the audit report on your financial statements and reissue comment 19 in our letter dated April 8, 2014. Please have your auditor revise the opinion paragraph of their audit report to (a) remove the reference to your financial position as of January 31, 2013; (b) opine on your results of operations and cash flows; and (c) state the specific period of your results of operations and cash flows covered by their opinion, such as the period from inception (January 31, 2014) to January 31, 2014. We refer you to the auditor's standard report on financial statements under AU Section 508.

Exhibits

13.   We note your response to comment 21 in our letter dated April 8, 2014 and we reissue the comment. We note your disclosure that you "have a verbal agreement with Mr. Dai that, if necessary, he will loan the Company funds to complete the registration process." Please file a written description of this verbal agreement as an exhibit to the registration statement. See Compliance and Disclosure Interpretations, Regulation S-K, Question 146.04, which is available on our website. Please also advise us, with a view to disclosure, of the natural person with whom he made the verbal agreement.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Posil at (202) 551-3589 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Jill Arlene Robbins, Esq.